Exhibit 99.1

Company Contact:	CCG Investor Relations Contact:
Mr. Rick Xiao, Vice President	Mr. Ed Job, Account Manager
Email: rick@qiaoxing.com	Email: ed.job@ccgir.com
Tel: +86-752-282-0268	Tel: +1-646-213-1914 (NY office)
Qiao Xing Universal Appoints Mining Veteran to Executive Team
HUIZHOU, Guangdong, China, June 8, 2010 — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced the expansion of its management team with the addition of Mr. Zhimin Guo as Executive Director, effective immediately.
Mr. Guo is a seasoned executive with over 20 years of experience in the mining industry. Before joining XING, Mr. Guo was Vice President of Mining Operations and Director of Investments at Shanghai Fosun High Technology (Group) Co., Ltd. (“Fosun”), a Chinese conglomerate with a mining division spanning iron ore, steel, coking coal and gold. Fosun’s holding company is listed on the Hong Kong Stock Exchange (HKSE). Prior to that, Mr. Guo served as Vice General Manager at Shanghai Gangtai Mining Co., Ltd. Previously, Mr. Guo was Vice General Manager at Zijin International (Beijing) Mining Co., Ltd., a subsidiary of Zijin Mining Group Co., Ltd. (“Zijin Mining”), a large international mining group engaged in the exploration and development of gold and base metals, and dually listed on the HKSE and the Shanghai Stock Exchange. During his stay at Zijin Mining, Mr. Guo was also Chairman of Zijin Mining’s Shanxi subsidiary and its Rushan subsidiary in Shandong.
During his extensive career as a mining executive, Mr. Guo has successfully advised on the investments, exploration and operations of different mines. Mr. Guo also has a proven track record of leveraging his technical expertise to manage and optimize mining operations. In addition, Mr. Guo has deep expertise in industry trends, a key requirement for the Company as it seeks to expand and grow its presence in the mining business. Mr. Guo obtained a college diploma in Mining Geology from Shenyang Gold College and a Master’s degree in Political Economics from Nanjing Institute of Politics of the People’s Liberation Army. He has also attended training programs on advanced business management from Tsinghua University.
“We are pleased to add Mr. Guo to our leadership team. We believe his experience with publicly trade mining companies as well as his solid background in steering and executing mergers and acquisitions are a great fit with our needs. Mr. Guo is going to play an important role in helping us realize the value of our diverse mining operations,” said Mr. Ruilin Wu, Chief Executive Officer of XING. “We look forward to Mr. Guo’s contributions to help take our mining business to the next level as we continue to pursue our strategic transition to become a pure resources player with meaningful scale.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired the 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of June 8, 2010.
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